Two World Financial Center
New York, NY 10281-1008
Mark I. Sokolow	212.768.6700
212-768-6942	212.768.6800 fax
msokolow@sonnenschein.com	www.sonnenschein.com

February 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Hanover Capital Mortgage Holdings, Inc.
Registration Statement on Form S-4
File No. 333-155091

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Hanover Capital Mortgage Holdings, Inc. (“HCM”), Registration No. 333-155091 (the “Registration Statement”), filed with the Securities and Exchange Commission (“Commission”), attached for filing on behalf of HCM is Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

On behalf of our client, HCM, set forth below are the responses of HCM to the comments from the Staff of the Commission, as received by letter, dated February 17, 2009, from Karen J. Garnett (the “Comment Letter”).  The page references contained herein are to the marked copy of the proxy statement/prospectus included with the Staff’s courtesy copies; accordingly, the page references below may differ from those contained in the Comment Letter and Amendment No. 4 filed via EDGAR.

We have previously provided the Staff with HCM’s request for acceleration of the effectiveness of the Registration Statement to 3:00 p.m. Eastern Standard Time on February 17, 2009, or as soon as practicable thereafter.  Accordingly, we respectfully request that the Staff review Amendment No. 4 and the following responses to the Staff’s comments as expeditiously as possible.

Response to Comments

Comment No. 1.

Response.             The registration statement has been revised to include the HCM awards and underlying shares that Spinco employees may elect to receive. The fee table on the Form S-4 has been revised to include these securities.

Brussels         Charlotte         Chicago         Dallas         Kansas City         Los Angeles         New York         Phoenix         St. Louis

San Francisco            Short Hills, N.J.            Silicon Valley         Washington, D.C.            West Palm Beach            Zurich

Comment No. 2.

Response.             The disclosure in the proxy statement/prospectus in the section entitled “Material U.S. Federal Income Tax Consequences” has been revised to clarify that Sonnenschein Nath & Rosenthal LLP is rendering its opinion as to the tax free reorganization, and Simpson Thacher & Bartlett LLP is rendering its opinion as to the REIT status of the Surviving Corporation. Please see pages 79 and 80. The additional Exhibit 8 tax opinion of Simpson Thacher & Bartlett LLP is being filed with Amendment No. 4.

Comment No. 3.

Response.             On February 17, 2009, the parties entered into an amendment to the merger agreement that provides that the condition to closing set forth in section 8(f) of the merger agreement requiring that Walter receive an IRS ruling and/or accountant’s opinion as to the tax-free nature of the spin-off may not be waived. Disclosure throughout the proxy statement/prospectus has been updated. Please see Notice of the Special Meeting and pages 1, 9, 18, 22, 37, 40, 46, 63, 77, 78, 115, 133, 145, and 254. The amendment to the merger agreement is being filed as an Exhibit to Amendment No. 4.

* * * *

We respectfully request that the Staff review Amendment No. 4 and the foregoing responses as expeditiously as possible.

If you have any further questions or comments, please contact the undersigned at (212) 768-6942 or Linda Bechutsky at (212) 768-5389.

Very truly yours,

/s/ Mark I. Sokolow
Mark I. Sokolow

Attachment